08030920

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47247

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Klein Investment Group, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9595 Wilshire Blvd., Suite 1001
(No. and Street)

Beverly Hills, (City) California (State) 90212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Klein 310-278-5600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(*Name – if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

SEC Mail Processing Section
MAR 27 2008
Washington, DC
101

PROCESSED
APR 07 2008
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Klein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Klein Investment Group, L.P., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Owner

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of LOS ANGELES

On MARCH 24, 2008 (Date) before me, ISABEL A. MEYER NOTARY PUBLIC (Here Insert Name and Title of the Officer),

personally appeared MICHAEL KLEIN (Name(s) of Signer(s))

______________________________,

ISABEL A. MEYER
Commission # 1499810
Notary Public - California
Los Angeles County
My Comm. Expires Aug 8, 2008

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity(~~ies~~), and that by his/~~her~~/~~their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________________ (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: __________

Signer(s) Other Than Named Above: ______________________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______________________
- ☐ Individual
- ☐ Corporate Officer — Title(s): __________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: __________

Signer Is Representing: __________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ______________________
- ☐ Individual
- ☐ Corporate Officer — Title(s): __________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: __________

Signer Is Representing: __________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE-DECEMBER 31, 2007

KLEIN INVESTMENT GROUP, L.P.
9595 WILSHIRE BOULEVARD, SUITE 1001
BEVERLY HILLS, CA 90212

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Klein Investment Group, L.P.
Beverly Hills, California

I have audited the accompanying statement of financial condition of Klein Investment Group, L.P. (the Company) as of December 31, 2007 and related statements of (loss), cash flows, and changes in partners' capital for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2007 and the results of its operations, cash flows and partners' capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Joseph Yafeh, CPA

Los Angeles, California
March 19, 2008

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

Cash	$ 6,749
Cash and cash equivalents – brokerage accounts	54,807
Accounts receivable	18,520
Investment	105,259
Property & equipment – at cost net of accumulated depreciation of $164,803	35,928
Rent deposit	9,396
Other	400
Total assets	$ 231,059

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses	$ 3,650
Total liabilities	3,650
Partners' total capital	227,409
Total liabilities and partners' capital	$ 231,059

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
STATEMENT OF (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues – Page 12	$ 156,993
Operating Expenses – Page 12	(364,528)
(Loss) Before Provision for Income Taxes	(207,535)
State Tax Provision	800
Net (Loss)	$(208,335)

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2007

Capital – December 31, 2006	$ 313,664
Contributions	129,844
Distributions	(7,764)
Current year (loss)	(208,335)
Capital – December 31, 2007	$ 227,409

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

NET CASH REQUIRED FOR OPERATIONS:	
Net (Loss)	$(208,335)
Depreciation	2,508
	(205,827)
Adjustments to Reconcile Net (Loss) to Net Cash Required by Operating Activities	
Accounts Receivables	966
Security Deposit	(1,014)
Prepaid Expenses	2,015
Accounts Payable and Accrued Expenses	(25,810)
NET CASH USED BY OPERATIONS	(229,670)
CASH FLOWS FROM INVESTING ACTIVITES:	
Investment in Danco	(105,259)
Reduction in Trading Account	212,573
Purchase of Property & Equipment	(10,282)
NET CASH PROVIDED BY INVESTING ACTIVITIES	97,032
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital Contributions	129,844
Capital Distributions	(7,764)
NET CASH PROVIDED BY FINANCING ACTIVITIES	122,080
NET DECREASE IN CASH	(10,558)
Cash at Beginning of Period	17,307
Cash at End of Period	$ 6,749
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
State Income Taxes Paid	$ 1,600
Interest Paid	$ 27

See accompanying notes to financial statements

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 – ORGANIZATION

Klein Investment Group, L.P. (the Partnership) is a registered broker dealer under the Securities Exchange Act of 1934, and a member of the National Association of Securities Dealers, Inc. (NASD). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency (FINRA). The General Partner of the Partnership is ICG, Inc. Mr. Michael G. Klein is the sole owner of ICG, Inc. Mr. Klein is also a limited partner of the Partnership. The Partnership's partners are ICG, Inc. (general partner) and Mr. Michael Klein (limited partner).

The Partnership operates as a business advisor and management consulting group. The Partnership clears its securities transactions on a fully disclosed basis with a clearing broker and, accordingly is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consist of:

Checking Account	$ 6,749
Brokerage Accounts	54,807
	$ 61,556

Valuation of Investments

Marketable securities are recorded at quoted market values and securities not readily marketable are valued at fair value as determined by management. Two securities were valued by management. Amounts totaling $105,659 were assigned and classified as non allowable assets.

Depreciation and Amortization

Property and equipment are being depreciated using accelerated methods over the estimated useful lives of the respective assets. Repair and maintenance expenditures not anticipated to extend asset lives are charged to expense as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Furniture and fixtures	$ 53,799
Computer equipment	108,776
Office equipment	38,156
	200,731
Less: accumulated depreciation	164,803
Total	$ 35,928

NOTE 4 – ALLOCATION OF NET INCOME TO PARTNERS

As set forth in Note 1, Mr. Michael Klein is the sole owner of the Company. All income and losses are passed on to him.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Partnership had net capital of $56,810, which was $51,810 in excess of its required net capital of $5,000. The Partnership's net capital ratio was .06 to 1.

NOTE 6– LEASE COMMITMENTS

Future minimum lease payments under an operating lease for office space are approximately as follows:

2008	141,424	
2009	147,132	
2010	153,041	
2011	159,102	
2012	94,941	(7 Mos.)
	695,640	

NOTE 7– INCOME TAXES

The Partnership has no income tax. Income or losses are passed directly through to the partners. Minimum state tax is $800. The 2007 tax provision was as follows:

2007 State Tax	$ 800
	$ 800

NOTE 8 – EXEMPTION FROM THE SEC RULE 15C3-3

Klein Investment Group, L.P. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Klein Investment Group, L.P. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph (K) (2) (ii).

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c-3 paragraph (K) (2) (ii).

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 227,409
Less: Non allowable assets & haircuts – See Page 10	(170,599)
NET CAPITAL	$ 56,810
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness	$ 243
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 51,810
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 56,445
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 3,650
Percentage of aggregate indebtedness to net capital	6.5%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c 3-1(d)	NA

RECONCILIATION

The following is a reconciliation, as of December 31, 2007 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Unaudited Net Capital	$ 56,905
Audit Adjustments (see Page 10)	(95)
Audited Net Capital	$ 56,810

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
NON ALLOWABLE ASSETS
DECEMBER 31, 2007

Non-Allowable Assets	
Investment	$ 105,259
Accounts Receivable	18,520
Rent Deposit	9,396
Equipment, Net	35,928
Other	400
Total Non-Allowable Assets	169,503
Haircuts:	
Bear Sterns @ 2%	1,096
Total Non-Allowable Assets and Haircuts	$ 170,599

Audit Adjustments	
Accounts Receivable	$(112,703)
Investments	105,259
Accumulated Depreciation	(2,508)
Security Deposits	1,014
Accounts Payable	(273)
Adjustment to 1/1/07 Retained Earnings	1,177
Adjust Non-Allowable Assets	7,939
Total Audit Adjustments	$(95)

See accompanying notes to financial statements

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF REVENUE & OPERATING EXPENSES

Board of Directors
Klein Investment Group, L.P.
Beverly Hills, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2007 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
March 19, 2008

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
SCHEDULE OF REVENUE AND OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE

Dividends	$ 240
Interest	7,427
Rental income	86,000
NASD rebate	35,000
Other income	22,936
Reimbursed expenses	5,390
Total Revenues	$ 156,993

OPERATING EXPENSES

Auto	$ 156
Clearing Charges	4,478
Depreciation	2,508
Dues & Subscriptions	588
Insurance	31,814
Interest	27
Meals & Entertainment	2,155
FINRA/NASD Fees	4,725
Miscellaneous	4,920
Office Expense	2,607
Office Supplies	1,043
Outside Services	40,488
Parking	11,490
Postage & Delivery	2,366
Payroll fees	2,684
Quotation Fees	19,075
Rent-Office	129,611
Salaries-Admin	73,686
Taxes – Payroll	6,416
Tax and License	3,067
Telephone	20,624
Total Operating Expenses	$ 364,528

See accompanying notes to financial statements

PART II

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2007

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Members
Klein Investment Group, L.P.
Beverly Hills, California

In planning and performing my audit of the financial statements of Klein Investment Group, L.P. (hereafter referred to as the "Company") for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Members
Klein Investment Group, L.P.
Beverly Hills, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
March 19, 2008

Klein Investment Group, L.P.
9595 Wilshire Blvd., Suite 1001
Beverly Hills, CA 90212

March 19, 2008

Joseph Yafeh, CPA
11300 West Olympic Blvd., #875
Los Angeles, CA 90064

Dear Mr. Yafeh:

We are providing this letter in connection with your audit of the financial condition of Klein Investment Group, L.P. as of December 31, 2007, and the related statements of income, retained earnings, and cash flows for the year ended December 31, 2007 for the purpose of determining whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Klein Investment Group, L.P. in conformity with U.S. generally accepted accounting principles. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles in the United States of America. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

We confirm, to the best of our knowledge and belief the following representations made to you during your review.

1. The financial statements referred to above are fairly presented in conformity with U.S. generally accepted accounting principles.

2. We have made available to you all—
   a. Financial records and related data.
   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We believe the effects of any uncorrected financial statement misstatements are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

7. Knowledge of any fraud or suspected fraud affecting the company involving—
   a. Management,
   b. Employees who have significant roles in internal control, or
   c. Others where the fraud could have a material effect on the financial statements.
   d. We have no knowledge of any allegations of fraud or suspected fraud affecting the company received in communications from employees, former employees, regulators, or others.

8. The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

9. The following have been properly recorded or disclosed in the financial statements:
   a. Related party transactions and related accounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.
   b. Guarantees, whether written or oral, under which the company is contingently liable.

10. There are no estimates that may be subject to a material change in the near term that have not been properly disclosed in the financial statements. We understand that *near term* means the period within one year of the date of the financial statements. In addition, we have no knowledge of concentrations existing at the date of the financial statements that make the company vulnerable to the risk of severe impact that have not been properly disclosed in the financial statements.

11. There are no:
   a. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
   b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.
   c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

12. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged.

13. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14. We were in compliance of the net capital requirements at December 31, 2007 and as of the date of this letter.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustments to, or disclosure in, the financial statements.

Michael Klein
Klein Investment Group, L.P.

March 19, 2008
Date

END